PUBLIC



13013073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 6 2013

Washington DC
402

SEC FILE NUMBER
8- 68513

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/12____ AND ENDING ____12/31/12____
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Achates Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3201 New Mexico Avenue, NW   Suite 247

(No. and Street)

Washington, DC   20016
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger W. Mehle   (202) 887-0552
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered

(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive #603   Rockville,   MD   20852
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Roger W. Mehle_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Achates Capital Advisors LLC_____ , as of _____December 31_____ , 20 12 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

_____

_____

_____

_____

Roger W. Mehle
Signature

NANCY S. ZIVITZ
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires October 14, 2014

Chairman and CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

<u>DECEMBER 31, 2012</u>

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Members
Achates Capital Advisors LLC
Washington, DC

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Achates Capital Advisors LLC as of December 31, 2012 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Achates Capital Advisors LLC as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Steven G. Hirshenson, Chartered

February 20, 2013

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	16,983
Prepaid expenses		393
Furniture and equipment, net of accumulated depreciation of $ 120		1,343
Security deposit		1,258
TOTAL ASSETS	**$**	**19,977**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	5,771
Member's Equity		14,206
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**19,977**

SEE NOTES TO THE STATEMENT OF FINANCIAL CONDITION

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

ACHATES CAPITAL ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1 - Nature of Business and Summary of Significant Accounting Policies

Achates Capital Advisors LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash and cash equivalents consisted of a checking account and a deposit account with FINRA. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements. Actual results could differ from the estimates made in the preparation of the financial statements.

2 - Property and Equipment

Property and equipment is recorded at acquisition cost. Depreciation is provided for using the straight-line method over estimated useful lives of 10 years. Expenditures for minor repairs and maintenance are charged to expense as incurred.

3 - Income Taxes

The Company is organized as a Limited Liability Company and is therefore not a taxable entity. The members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

ACHATES CAPITAL ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

4 - Net Capital Requirements

As a broker-dealer, the Company is subject to the
Securities and Exchange Commission Uniform Net Capital
Rule (Rule 15c3-1), which requires the maintenance of
minimum net capital and requires that the ratio of
aggregate indebtedness to net capital, both as defined,
shall not exceed 15 to 1. At December 31, 2012, the
Company had net capital of $11,212, which was $6,212 in
excess of its required net capital of $5,000. Its ratio
of aggregate indebtedness to net capital was .5147 to
1.

5 - Related Party Transactions

The payment for most of the Company's operating
expenses is advanced by a company controlled by its
current sole member. Under an expense sharing
arrangement, the related company bills the Company for
25% of certain specified costs incurred. These costs
include such items as secretarial services, telephone
and internet charges and rent (Note 6). Other expenses
that relate directly to the Company that have been
advanced are reimbursed in full.

6 - Commitments

Effective February 2012, the Company along with other
related parties jointly and severally executed a five
year lease for office space at an annual base rent of
$30,195. One of the joint tenants, an entity which is
controlled by the Company's sole member, has agreed to
assume 75% of the rent and related charges under the
new lease. The lease contains an escalation clause of
3% per year. Rent expense was $8,788 for the year
ended December 31, 2012.

7 - Subsequent Events

Management has evaluated events through February 20,
2013, the date on which the financial statements were
available to be issued.

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT